WiFi Wireless, Inc.
65 Enterprise
Aliso Viejo, California 92656

September 8, 2009

VIA EDGAR

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Mail Stop 3720

Re:            WiFi Wireless, Inc.
Registration Statement on Form 10-12B
Filed July 24, 2009
File No. 001-34417
CIK No.: 0001349365

Dear Mr. Spirgel:

WiFi Wireless, Inc., an Oregon corporation (the “Company”), hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form 10-12B (File No. 001-34417)(the “Registration Statement”), originally filed with the Securities Exchange Commission (the “Commission”) on July 24, 2009. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

By letter dated August 4, 2009, the Commission’s staff has advised the Company to withdraw the current filing of the Registration Statement and refile on a form for which the Company is eligible.
If you have any questions regarding this request for withdrawal, please contact the undersigned at (949) 330-6413.

Respectfully submitted,

WiFi Wireless, Inc.

By:    /s/Eugene Curcio
              Eugene Curcio
              Chairman and Director